MEDALLION FINANCIAL CORP.

437 Madison Avenue. 38th Floor

New York, New York 10022

February 18, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medallion Financial Corp.

Pre-Effective Amendment No. 1 to the

Registration Statement on Form N-2

File Nos.: 333-206692 and 814-00188

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Medallion Financial Corp. (the “Registrant”) hereby respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-206692) so that it will be declared effective on February 23, 2016 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to James Silk of Willkie Farr & Gallagher LLP at (202) 303-1275, and that such effectiveness also be confirmed in writing.

The Registrant hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is greatly appreciated.

Very truly yours,

Medallion Financial Corp.

By:	/s/ Marisa T. Silverman
Marisa T. Silverman
Chief Compliance Officer and General Counsel